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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003070

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jefferson Pilot Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	NH	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Weston (603) 226-5457
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John A. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jefferson Pilot Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer, Principal Financial Officer

Title

Notary Public
TRACY L. MCCARTHY
Notary Public, New Hampshire
My Commission Expires April 26, 2006

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Statement regarding Rule 15c3-3
X (r) Independent Auditor's Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Jefferson Pilot Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Securities Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Securities Corporation and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP

February 15, 2002

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$14,627,824
Cash segregated under federal and other regulations	932,291
Concessions receivable from brokers and dealers	4,080,555
Receivable from customers	122,000
Investments available for sale	1,545,938
Goodwill (net of accumulated amortization of $365,162)	7,759,339
Income taxes receivable from Parent	530,003
Other assets	273,751
Total assets	$ 29,871,701
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 3,384,774
Payable to brokers or dealers	116,510
Due to affiliates	3,153,995
Liability related to acquisition	2,418,220
Other liabilities	1,023,375
Total liabilities	10,096,874
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	4,368,220
Retained earnings	15,325,529
Accumulated other comprehensive income (net of tax)	31,078
Total stockholder's equity	19,774,827
Total liabilities and stockholder's equity	$ 29,871,701

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Income

Year ended December 31, 2001

Revenues	
Concession	$ 94,231,440
Concession from affiliates	46,170,456
Fees	3,781,380
Interest	546,787
Other	198,383
	144,928,446
Expenses	
Selling	130,684,313
General and administrative	10,504,481
Amortization of goodwill	265,162
Other	758,069
	142,212,025
Income before federal income taxes	2,716,421
Federal income tax expense	1,055,747
Net income	$ 1,660,674

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance at December 31, 2000	$50,000	$4,368,220	$13,664,855	$24,321	$18,107,396
Net income			1,660,674		1,660,674
Change in unrealized gain on available-for-sale security, net of taxes of $3,638				6,757	6,757
Total comprehensive income			1,660,674	6,757	1,667,431
Balance at December 31, 2001	$50,000	$4,368,220	$15,325,529	$31,078	$19,774,827

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 1,660,674
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of goodwill	265,162
Deferred income taxes	2,357,205
Decrease in cash segregated under federal and other regulations	266,081
Decrease in receivables from agents and brokers or dealers	1,133,072
Decrease in receivables from customers	54,229
Increase in other assets	(396,954)
Decrease in commissions payable	(1,137,082)
Decrease in payable to brokers or dealers	(212,453)
Increase in due to affiliates	1,400,966
Increase in other liabilities	592,741
Net cash provided by operating activities	5,983,641
Financing activity	
Payment on liability related to acquisition	(2,418,220)
Increase in cash and cash equivalents	3,565,421
Cash and cash equivalents at beginning of year	11,062,403
Cash and cash equivalents at end of year	$14,627,824
Supplemental disclosure of cash flow information:	
Income tax payments (paid to Parent)	$ 1,693,143
Non-cash financing activity:	
Reduction of goodwill with corresponding reduction in liability related to acquisition	$ 730,000

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Securities Corporation (the Company) is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent). Affiliates of the Company include Jefferson Pilot Life Insurance Company (JPL), Jefferson Pilot Financial Insurance Company (JPFIC), Jefferson Pilot Variable Corporation (JPVC) and Hampshire Funding, Inc. (Hampshire), which are also 100% owned by Jefferson-Pilot Corporation.

Allied Professional Advisors (APA) and Polaris Advisory Services (PAS) are wholly-owned subsidiaries of the Company. APA and PAS provide investment advisory services through its Investment Advisory Representatives and Registered Representatives of JPSC.

The Company has the following wholly-owned subsidiaries which are required by state laws to facilitate the payment of commissions to registered representatives: Jefferson Pilot Insurance Agency of Alabama, Inc.; Jefferson Pilot Insurance Agency of Hawaii, Inc.; Jefferson Pilot Life Insurance Agency of Texas, Inc., The Polaris Agency of KY, Inc., The Polaris Insurance Agency of Massachusetts, Inc., and The Polaris Agency of NV, Inc.

Incorporated in 1969, the Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Boston Stock Exchange. The Company has non-exclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are United States-based investors.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers and effectuates all financial transactions with its customers through a designated bank account. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

1. Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson Pilot Securities Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments Available for Sale

Investments classified as available for sale are reported at fair value, with unrealized gains and losses, net of taxes, reported as a separate component of stockholder's equity. Purchase premiums and discounts are recognized in interest income using the interest income over the term of the security. Realized gains and losses on the sale of securities available for sale are computed based on the specific identification method.

Goodwill

Goodwill is amortized using the straight-line method over a period of 20 years.

Investment in Limited Partnerships

Investments in limited partnerships, which do not have a readily available market value, are reported at cost. A decrease in value deemed to be other than temporary is recorded in earnings currently. The fair value of these investments are determined using discounted cash flow analyses and valuations provided the limited partnerships under the

1. Accounting Policies (continued)

Employee Retirement Income Security Act of 1974 (ERISA). The carrying amount of these investments was $83,660 at December 31, 2001.

Recognition of Revenue and Expense

Concession income and selling expense are recorded as earned. Fee income principally includes registered representative fees, additional dealer re-allowances, reciprocal commissions and fees for general securities trades.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for fiscal year beginning after December 15, 2001. Under this statement, goodwill and intangible assets with an indefinite life will no longer be amortized but are to be reviewed at least annually for impairment. The Company will adopt the provisions of the Statement effective January 1, 2002. The Company does not anticipate the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

2. Cash Segregated Under Federal and Other Regulations

Cash of $932,291 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Investments Available For Sale

The fair value and gross unrealized gain of the security available for sale at December 31, 2001 were as follows:

	Fair Value	Gross Unrealized Gain
U.S. Treasury Bond (Maturity date 2/15/26)	$ 1,545,938	$ 47,813

4. Goodwill and Liability Related to Acquisition

In March 2000, the Company acquired The Polaris Group, Inc. and its subsidiaries, Polaris Financial Services, Inc. and Polaris Advisory Services, Inc. The Company recorded goodwill of $8,854,501 in connection with this acquisition, of which $365,162 has been amortized since the date of acquisition. During 2001, goodwill was reduced by $730,000 as a result of certain contingent liabilities, recorded at the acquisition date, no longer being considered probable due to certain performance criteria not being achieved. The purchase price, to be paid in installments over three years, included contingency payments of $1,092,733 based upon various performance measures. The remaining payment of $2,418,220 is to be paid on March 10, 2002.

5. Employee Benefit and Compensation Plans

Substantially all employees of the Company participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, and postretirement life insurance and health care plans of Jefferson-Pilot Corporation.

The Pension and Retirement Plans for the employees of Jefferson-Pilot Corporation are funded through group annuity contracts with Jefferson Pilot Life Insurance Company and provide benefits based on annual compensation and years of service. Accumulated plan benefits, plan net assets and net periodic pension costs by component for the Company is not determinable.

The Company's registered representatives participate in a deferred compensation plan. The deferred compensation plan is a voluntary, non-qualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of ten investment options.

5. Employee Benefit and Compensation Plans (continued)

Effective July 16, 2001, the Company was reimbursed by JPL for the deferred tax benefits. Currently, JPL is making contributions to the plan and recording the related income tax effects. The Company is reimbursing JPL for contributions made to the plan.

Substantially all of the Company's employees are eligible to participate in stock ownership and incentive plans of the Parent. The Company's proportionate share of costs related to these stock ownership and incentive plans has been included in General and Administrative.

6. Contingent Liabilities

The Company is involved in pending or threatened lawsuits arising from the normal conduct of its business. The Company maintains insurance coverage as a measure to limit its risk with respect to such lawsuits. Although the results of legal actions cannot be predicted, it is the opinion of management that the resolution of such litigation will not have a material effect on the Company's ability to meet its net capital or aggregate indebtedness requirements.

7. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $11,514,535, which was $10,738,878 in excess of its required net capital of $775,657. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

8. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

8. Federal Income Taxes (continued)

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries.

A reconciliation of the Company's federal income tax expense to the U.S. statutory rate is as follows:

	2001
Income tax expense at the statutory rate (35%)	$ 950,747
Goodwill amortization	92,807
Other	12,193
Income tax expense	$1,055,747

The Company had a deferred tax liability of $16,735 at December 31, 2001 associated with an unrealized gain on an available-for-sale security. During 2001, deferred tax assets of $2,357,205 were transferred to an affiliate that is obligated for the related liability.

9. Transactions with Affiliates

The Company has a Selling Agreement with Jefferson Pilot Variable Corporation (JPVC), an affiliated broker-dealer which is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. JPVC acts as distributor for Jefferson Pilot Financial's variable life insurance policies and variable annuity contracts. Under this selling agreement, the Company is paid sales commissions relating to these products. The Company received concession of $44,255,150 and $1,915,306 in 2001 for its variable life and annuity sales, respectively, which are included in concession from affiliates.

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Substantially all general and administrative expenses are allocated to the Company by JPL in accordance with mutually agreed-upon cost allocation methods which the Company and JPL believe reflect a proportional allocation of common expenses which are commensurate for the performance of the applicable duties.

9. Transactions with Affiliates (continued)

Due to affiliates represents net receivables and payables primarily related to commissions, pursuant to the Company's Selling Agreement, general and administrative expenses payable, and income taxes payable.

The Company's registered representatives may participate in a deferred compensation plan offered by JPL.

Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total stockholder's equity	$ 19,774,827
Deductions and/or charges:	
Non-allowable assets:	
Goodwill	$ 7,759,339
Accounts receivable	312,987
Exchange seat deposit	4,000
Deferred tax asset	4,250
Other invested assets	86,960
Total non-allowable assets	8,467,536
Deduction for haircut on debt securities	92,756
NET CAPITAL	$ 11,514,535
TOTAL AGGREGATE INDEBTEDNESS	$ 11,634,864
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 775,657
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 775,657
Excess net capital	$ 10,738,878
Excess net capital at 1,000 percent	$ 10,351,049
Ratio of aggregate indebtedness to net capital	1.01 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2001 Part IIA FOCUS filing.

Jefferson Pilot Securities Corporation and Subsidiaries

Statement Regarding Rule 15c3-3

December 31, 2001

Jefferson Pilot Securities Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i and ii) of that Rule. Customers may execute mutual fund wire orders through Jefferson Pilot Securities Corporation, and payments for mutual fund wire orders are deposited in a "Special Reserve Bank Account for the Exclusive Benefit of Customers of Jefferson Pilot Securities Corporation" prior to settlement date. All other customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors on Internal Control

To the Board of Directors
Jefferson Pilot Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jefferson Pilot Securities Corporation and Subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP

February 15, 2002


FEB 2 8 2002

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Jefferson Pilot Securities Corporation and Subsidiaries
Year ended December 31, 2001